                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                  ZONAGEN, INC.
                       ----------------------------------
                       (Name of Subject Company (issuer))

                                  ZONAGEN, INC.
                  ---------------------------------------------
                  (Names of Filing Persons (offeror and issuer)

                     COMMON STOCK, $.001 PAR VALUE PER SHARE
                  ---------------------------------------------
                         (Title of Class of Securities)

                                   98975L 10 8
                      -------------------------------------
                      (CUSIP Number of Class of Securities)

                                 Joseph Podolski
                      President and Chief Executive Officer
                                  Zonagen, Inc.
                        2408 Timberloch Place, Suite B-10
                           The Woodlands, Texas 77380
                                 (281) 719-3400
       ------------------------------------------------------------------
           (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                        Copy to: Jeffrey R. Harder, Esq.
                                Andrews Kurth LLP
                     10001 Woodloch Forest Drive, Suite 200
                           The Woodlands, Texas 77380

                                 (713) 220-4801
                  ---------------------------------------------
       ------------------------------------------------------------------

                            Calculation of Filing Fee

        Transaction valuation*                          Amount of filing fee
            $18,000,000                                       $1,456.20

*Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended. This calculation assumes the purchase of maximum aggregate purchase price of $18 million.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

           Amount Previously Paid:
                                       --------------------------
           Form or Registration No.:
                                       ---------------------------
           Filing Party:
                                       ---------------------------
           Date Filed:
                                       ---------------------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third-party tender offer subject to Rule 14d-1.

[X] issuer tender offer subject to Rule 13e-4.

[X] going-private transaction subject to Rule 13e-3.

[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

INTRODUCTION.

This Tender Offer Statement on Schedule TO relates to the issuer tender offer by Zonagen, Inc., a Delaware corporation, to purchase up to 9,836,065 shares of its common stock, $0.001 par value per share (the "Shares"). Zonagen, Inc. is offering to purchase these Shares at a purchase price not greater than $2.10 nor less than $1.83 per Share, net to the seller in cash, without interest, as specified by stockholders tendering their Shares. Zonagen Inc.'s tender offer is made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 19, 2003 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the "Letter of Transmittal"), a copy of which is attached hereto as Exhibit
(a)(1)(B) (and which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the "Offer") and are herein incorporated by reference.

ITEM 1. SUMMARY TERM SHEET.

The information set forth in the Offer to Purchase under SUMMARY is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a) Name and Address. The name of the issuer of the Shares subject to the Offer is Zonagen, Inc., a Delaware corporation ("Zonagen" or the "Company"). The Company's principal executive offices are located at 2408 Timberloch Place, Suite B-10, The Woodlands, Texas 77380, telephone (281) 719-3400.

(b) Securities. The class of Zonagen's securities to which this statement relates is common stock, par value $0.001 per share (the "Shares"), of which 11,479,648 shares were issued and outstanding as of October 31, 2003. The information set forth in the Offer to Purchase under INTRODUCTION is incorporated herein by reference.

(c) Trading Market and Price. The Shares are currently traded on the Nasdaq National Market under the symbol "ZONA." The information set forth in the Offer to Purchase under INTRODUCTION and under INFORMATION ABOUT ZONAGEN AND ITS SECURITIES - Section 13. Price Range of Shares; Dividends is incorporated herein by reference.


(d) Dividends. The Company has not paid any dividends with respect to the Shares during the past two years. The information set forth in the Offer to Purchase under INFORMATION ABOUT ZONAGEN AND ITS SECURITIES - Section 13. Price Range of Shares; Dividends is incorporated herein by reference.

(e) Prior Public Offerings. During the past three years, the Company has not engaged in any underwritten public offering of common stock for cash, either registered under the Securities Act of 1933, as amended, or exempt from registration under Regulation A.

(f) Prior Stock Purchases. The information set forth in the Offer to Purchase under SPECIAL FACTORS - Section 4. Position of the Board of Directors; Fairness of the Offer -- Certain Transactions and Agreements Involving Shares is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a) Name and Address. This Tender Offer Statement is filed by the Company, which is also the issuer of the securities described in Item 2(b) of this Schedule TO. The information set forth in response to Item 2(a) of this Schedule TO is incorporated herein by reference. Further, the information set forth in the Offer to Purchase under INFORMATION ABOUT ZONAGEN AND ITS SECURITIES - Section
15. Identity and Background of Certain Persons is incorporated herein by reference.

(b) Business and Background of Entities. The information set forth in the Offer to Purchase under INFORMATION ABOUT ZONAGEN AND ITS SECURITIES - Section 14. Information About Zonagen is incorporated herein by reference. The Company is incorporated under the laws of the State of Delaware. The Company has not been convicted of any criminal act during the past five years. Further, the Company has not been party to any judicial or administrative proceeding during the last five years that has resulted in a judgment, decree, or final order enjoining the Company from any future violations of, or prohibiting activities subject to, any federal or state securities laws, or finding of any violation of federal or state securities laws.

(c) Business and Background of Natural Persons. The information set forth in the Offer to Purchase under INFORMATION ABOUT ZONAGEN AND ITS SECURITIES - Section
15. Identity and Background of Certain Persons is incorporated herein by reference. None of the Company's directors or executive officers listed thereunder has been convicted of any criminal act during the past five years. Further, none of the Company's directors or executive officers has been party to any judicial or administrative proceeding during the last five years that has resulted in a judgment, decree, or final order enjoining such person from any future violations of, or prohibiting activities subject to, any federal or state securities laws, or finding of any violation of federal or state securities laws.

ITEM 4. TERMS OF THE TRANSACTION.

(a) Material Terms.

         (1) Tender Offers.

         (i) The Company is offering to purchase up to 9,836,065 shares of its common stock, $0.001 par value per share. The information set forth in the Offer to Purchase under INTRODUCTION and under ZONAGEN'S TENDER OFFER - Section 1. General Information about the Company, the Shares, and the Tender Offer is incorporated herein by reference.

         (ii) The Company is offering to pay a purchase price not greater than $2.10 nor less than $1.83 per Share, net to the seller in cash, without interest, upon the terms an d subject to the conditions set forth in the Offer. The information set forth in the Offer to Purchase under INTRODUCTION is incorporated herein by reference.

         (iii) The scheduled expiration date of the Offer is December 19, 2003. The information set forth in the Offer to Purchase under ZONAGEN'S TENDER OFFER
- Section 1. General Information about the Company, the Shares, and the Tender Offer and under PROCEDURES AND TERMS OF THE OFFER - Section 11. Extension of the Offer; Termination; Amendment is incorporated herein by reference.

         (iv) Not applicable.

         (v) The Offer may be extended beyond the scheduled expiration date. The information set forth in the Offer to Purchase under PROCEDURES AND TERMS OF THE OFFER - Section 11. Extension of the Offer; Termination; Amendment is incorporated herein by reference.

         (vi) The information set forth in the Offer to Purchase under PROCEDURES AND TERMS OF THE OFFER - Section 7. Withdrawal Rights is incorporated herein by reference.

         (vii) The information set forth in the Offer to Purchase under PROCEDURES AND TERMS OF THE OFFER - Section 6. Procedures for Tendering Shares and under PROCEDURES AND TERMS OF THE OFFER - Section 7. Withdrawal Rights is incorporated herein by reference.

         (viii) The information set forth in the Offer to Purchase under PROCEDURES AND TERMS OF THE OFFER - Section 6. Procedures for Tendering Shares and under PROCEDURES AND TERMS OF THE OFFER - Section 8. Purchase of Shares and Payment of Purchase Price is incorporated herein by reference.

         (ix) The information set forth in the Offer to Purchase under ZONAGEN'S TENDER OFFER - Section 1. General Information about the Company, the Shares, and the Tender Offer and under PROCEDURES AND TERMS OF THE OFFER - Section 8. Purchase of Shares and Payment of Purchase Price is incorporated herein by reference.

         (x) The information set forth in the Offer to Purchase under SPECIAL FACTORS - Section 2. Background and Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer is incorporated herein by reference.

         (xi) Not applicable.

         (xii) The information set forth in the Offer to Purchase under SPECIAL FACTORS - Section 3. United States Federal Income Tax Consequences is incorporated herein by reference.

         (2) Mergers or Similar Transactions. Not applicable.

(b) Purchases. The information set forth in the Offer to Purchase under SPECIAL FACTORS - Section 4. Position of the Board of Directors; Fairness of the Offer -- Interests of Certain Persons in the Offer is incorporated herein by reference.

(c) Different Terms. Rule 13e-4(f)(8)(i) (the "all holders rule") requires that any issuer tender offer be open to all security holders of the class of securities subject to the tender offer. In compliance with said Rule, the Offer is open to all holders of the securities described in Item 2(b) of this Schedule TO. Accordingly, all holders of the Shares will be treated alike. The information set forth in the Offer to Purchase under INTRODUCTION and under ZONAGEN'S TENDER OFFER - Section 1. General Information About the Company, the Shares, and the Tender Offer is incorporated herein by reference.

(d) Appraisal Rights. The information set forth in the Offer to Purchase under SPECIAL FACTORS - Section 4. Position of the Board of Directors; Fairness of the Offer -- No Appraisal or Dissenters' Rights is incorporated herein by reference.

(e) Provisions for Unaffiliated Security Holders. The Company has made no provisions in connection with the Offer to grant unaffiliated stockholders access to the corporate files of the Company or to obtain counsel or appraisal services at the Company's expense. The information set forth in the Offer to Purchase under INFORMATION ABOUT ZONAGEN AND ITS SECURITIES - Section 14. Information About Zonagen is incorporated herein by reference.

(f) Eligibility for Listing or Trading. Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a) Transactions. The information set forth in the Offer to Purchase under SPECIAL FACTORS - Section 4. Position of the Board of Directors; Fairness of the Offer -- Transactions and Agreements with Directors and Executive Officers is incorporated herein by reference.

(b) Significant Corporate Events. The information set forth in the Offer to Purchase under SPECIAL FACTORS - Section 4. Position of the Board of Directors; Fairness of the Offer - Significant Corporate Events is incorporated herein by reference.

(c) Negotiations or Contacts. Not applicable.

(d) Conflicts of Interest. The information set forth in the Offer to Purchase under SPECIAL FACTORS - Section 4. Position of the Board of Directors; Fairness of the Offer -- Interests of Certain Persons in the Offer, under SPECIAL FACTORS
- Section 4. Position of the Board of Directors; Fairness of the Offer -- Certain Transactions and Agreements Involving Shares, under SPECIAL FACTORS -
Section 4. Position of the Board of Directors; Fairness of the Offer -- Transactions and Agreements with Directors and Executive Officers, and under INFORMATION ABOUT ZONAGEN AND ITS SECURITIES - Section 16. Information about Zonagen's Shares; Transactions and Arrangements Concerning Shares is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) Purposes. The information contained in the Offer to Purchase under SPECIAL FACTORS - Section 2. Background and Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer -- Background and Purpose of the Offer and under SPECIAL FACTORS - Section 4. Position of the Board of Directors; Fairness of the Offer -- Position of the Board of Directors is incorporated herein by reference.

(b) Use of Securities Acquired. The Shares purchased under the Offer will be canceled and designated as authorized but not issued and outstanding by the Company.

(c) Plans. The information contained in the Offer to Purchase under SPECIAL FACTORS - Section 2. Background and Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer and under SPECIAL FACTORS - Section
4. Position of the Board of Directors; Fairness of the Offer is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) Source of Funds. The information contained in the Offer to Purchase under SPECIAL FACTORS - Section 2. Background and Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer -- Background and Purpose of the Offer and PROCEDURES AND TERMS OF THE OFFER - Section 12. Source and Amount of Funds is incorporated herein by reference.

(b) Conditions. The information contained in the Offer to Purchase under SPECIAL FACTORS - Section 2. Background and Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer -- Background and Purpose of the Offer and under PROCEDURES AND TERMS OF THE OFFER - Section 12. Source and Amount of Funds is incorporated herein by reference.

(c) Expenses. The information contained in the Offer to Purchase under SPECIAL FACTORS - Section 4. Position of the Board of Directors; Fairness of the Offer -- Estimate of Fees and Expenses Related to the Offer and under PROCEDURES AND TERMS OF THE OFFER - Section 12. Source and Amount of Funds is incorporated herein by reference.

(d) Borrowed Funds. Not applicable.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) Securities Ownership. The information contained in the Offer to Purchase under INFORMATION ABOUT ZONAGEN AND ITS SECURITIES - Section 16. Information about Zonagen's Shares; Transactions and Arrangements Concerning Shares is incorporated herein by reference.

(b) Securities Transactions. The information contained in the Offer to Purchase under SPECIAL FACTORS - Section 4. Position of the Board of Directors; Fairness of the Offer -- Certain Transactions and Agreements Involving Shares and under INFORMATION ABOUT ZONAGEN AND ITS SECURITIES - Section 16. Information about Zonagen's Shares; Transactions and Arrangements Concerning Shares is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) Solicitations or Recommendations. No person has been directly or indirectly employed, retained or compensated to make solicitations or recommendations in connection with the Offer. The information contained in the Offer to Purchase under SPECIAL FACTORS - Section 4. Position of the Board of Directors; Fairness of the Offer -- Fees and Expenses Related to the Offer is incorporated by reference.

(b) Employees and Corporate Assets. The information contained in the Offer to Purchase under SPECIAL FACTORS - Section 4. Position of the Board of Directors; Fairness of the Offer -- Fees and Expenses Related to the Offer is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

(a) Financial Information. The information contained in the Offer to Purchase under INFORMATION ABOUT ZONAGEN AND ITS SECURITIES - Section 14. Information About Zonagen is incorporated herein by reference.

(b) Pro Forma Information. The information contained in the Offer to Purchase under INFORMATION ABOUT ZONAGEN AND ITS SECURITIES - Section 14. Information About Zonagen is incorporated herein by reference.

ITEM 11. ADDITIONAL INFORMATION.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

         (1) The information contained in the Offer to Purchase under SPECIAL FACTORS - Section 4. Position of the Board of Directors; Fairness of the Offer -- Interests of Certain Persons in the Offer, under SPECIAL FACTORS - Section 4. Position of the Board of Directors; Fairness of the Offer -- Certain Transactions and Agreements Involving Shares, under SPECIAL FACTORS - Section 4. Position of the Board of Directors; Fairness of the Offer -- Transactions and Agreements with Directors and Executive Officers, and under INFORMATION ABOUT ZONAGEN AND ITS SECURITIES - Section 16. Information About Zonagen's Shares; Transactions and Arrangement Concerning Shares is incorporated herein by reference.

         (2) The information contained in the Offer to Purchase under INFORMATION ABOUT ZONAGEN AND ITS SECURITIES - Section 17. Legal Matters; Regulatory Matters is incorporated herein by reference.

         (3) The information contained in the Offer to Purchase under INFORMATION ABOUT ZONAGEN AND ITS SECURITIES - Section 17. Legal Matters; Regulatory Matters is incorporated herein by reference.

         (4) Not applicable.

         (5) The information contained in the Offer to Purchase under INFORMATION ABOUT ZONAGEN AND ITS SECURITIES - Section 17. Legal Matters; Regulatory Matters is incorporated herein by reference.

(b) Other Material Information. The information set forth in the Offer to Purchase and Letter of Transmittal is incorporated herein by reference.

ITEM 12. EXHIBITS.

(a)(1)(A) Offer to Purchase dated November 19, 2003.

(a)(1)(B) Letter of Transmittal.

(a)(1)(C) Notice of Guaranteed Delivery of Shares of Common Stock.

(a)(1)(D) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E) Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (included in Exhibit (a)(1)(B) herewith).

(a)(2) Not Applicable.

(a)(3)(A) Offer to Purchase dated November 19, 2003 (filed herewith as Exhibit
(a)(1)(A)).

(a)(3)(B) Letter of Transmittal (filed herewith as Exhibit (a)(1)(B)).

(a)(4) Not Applicable.

(a)(5)(A) Text of press release issued by Zonagen, Inc. dated November 3, 2003 (incorporated by reference to Zonagen's Schedule TO-C filed on November 4, 2003 (SEC file no. 005-52909)).

(a)(5)(B) Text of press release issued by Zonagen, Inc. dated October 17, 2003 (incorporated by reference to Zonagen's Schedule TO-C filed on October 17, 2003 (SEC file no. 005-52909)).

(a)(5)(C) Text of press release issued by Zonagen, Inc. dated November 19, 2003.

(a)(5)(D) SBIR - Final Report; Antiprogestins in the Cynomolgus Endometrium dated December 12, 2000.

(a)(5)(E) Revised Application to SBIR regarding antiestrogens for treatment of breast cancer, March 2001.

(b) Not Applicable.

(c) Not Applicable.

(d)(A) Zonagen, Inc. 2000 Non-Employee Directors' Stock Option Plan (incorporated by reference to Appendix B of Zonagen's Definitive Proxy Statement filed on April 26, 2000 (SEC file no. 001-15281)).

(d)(B) Zonagen, Inc. First Amendment to 2000 Non-Employee Directors' Stock Option Plan (incorporated by reference to Exhibit 10.21 of Zonagen's 10-K filed on April 2, 2001 (SEC file no. 001-15281)).

(d)(C) Zonagen, Inc. Second Amendment to 2000 Non-Employee Directors' Stock Option Plan (incorporated by reference to Exhibit 10.6 of Zonagen's 10-K filed on April 10, 2003 (SEC file no. 001-15281)).

(d)(D) Zonagen, Inc. Amended and Restated 1993 Employee and Consultant Stock Option Plan (incorporated by reference to Exhibit 10.3 of Zonagen's Registration Statement on Form SB-2 (No. 33-57728-FW), as amended).

(d)(E) Zonagen, Inc. First Amendment to the Zonagen, Inc. Amended and Restated 1993 Employee and Consultant Stock Option Plan (incorporated by reference to
Exhibit 10.22 of Zonagen's 10-K filed on March 30, 2000 (SEC file no.
001-15281)).

(d)(F) Zonagen, Inc. 1996 Non-Employee Directors' Stock Option Plan (incorporated by reference to Exhibit 10.1 of Zonagen's 10-Q filed on August 5, 1997 (SEC file no. 000-21198)).

(d)(G) Zonagen, Inc. Employment Agreement with Joseph S. Podolski (incorporated by reference to Exhibit 10.5 of Zonagen's Registration Statement on Form SB-2 (No. 33-57728-FW), as amended).

(d)(H) Zonagen, Inc. First Amendment to Employment Agreement with Joseph S. Podolski (incorporated by reference to Exhibit 10.1 of Zonagen's 10-Q filed on May 15, 2001 (SEC file no. 001-15281)).

(d)(I) Zonagen, Inc. Second Amendment to Employment Agreement with Joseph S. Podolski (incorporated by reference to Exhibit 10.17 of Zonagen's 10-K filed on April 10, 2003 (SEC file no. 001-15281)).

(d)(J) Zonagen, Inc. Employment Agreement with Louis Ploth, Jr. (incorporated by reference to Exhibit 10.5 of Zonagen's 10-K filed on March 30, 2000 (SEC file no. 001-15281)).

(d)(K) Zonagen, Inc. First Amendment to Employment Agreement with Louis Ploth, Jr. (incorporated by reference to Exhibit 10.7 of Zonagen's 10-K filed on April 2, 2001 (SEC file no. 001-15281)).

(d)(L) Zonagen, Inc. Second Amendment to Employment Agreement with Louis Ploth, Jr. (incorporated by reference to Exhibit 10.18 of Zonagen's 10-K filed on April 10, 2003 (SEC file no. 001-15281)).

(f) Not Applicable.

(g) Not Applicable.

(h) Not Applicable.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

SCHEDULE 13E-3, ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS. (a) Purposes. The information set forth in the Offer to Purchase under SPECIAL FACTORS - Section 2. Background and Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer and under SPECIAL FACTORS - Section
4. Position of the Board of Directors; Fairness of the Offer -- Position of the Board of Directors is incorporated herein by reference.

(b) Alternatives. The information set forth in the Offer to Purchase under SPECIAL FACTORS - Section 2. Background and Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer and under SPECIAL FACTORS - Section 4. Position of the Board of Directors; Fairness of the Offer -- Position of the Board of Directors is incorporated herein by reference.

(c) Reasons. The information set forth in the Offer to Purchase under SPECIAL FACTORS - Section 2. Background and Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer and under SPECIAL FACTORS - Section
4. Position of the Board of Directors; Fairness of the Offer -- Position of the Board of Directors is incorporated herein by reference.

(d) Effects. The information set forth in the Offer to Purchase under SPECIAL FACTORS - Section 2. Background and Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer and under SPECIAL FACTORS - Section
3. United States Federal Income Tax Consequences is incorporated herein by reference.

SCHEDULE 13E-3, ITEM 8. FAIRNESS OF THE GOING PRIVATE TRANSACTION. (a) Fairness. The information set forth in the Offer to Purchase under SPECIAL FACTORS -
Section 2. Background and Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer and under SPECIAL FACTORS - Section 4. Position of the Board of Directors; Fairness of the Offer is incorporated herein by reference.

(b) Factors Considered in Determining Fairness. The information set forth in the Offer to Purchase under SPECIAL FACTORS - Section 2. Background and Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer and under SPECIAL FACTORS - Section 4. Position of the Board of Directors; Fairness of the Offer is incorporated herein by reference.

(c) Approval of Security Holders. The Offer has not been structured so that approval of at least a majority of unaffiliated stockholders is required. The information set forth in the Offer to Purchase under SPECIAL FACTORS - Section
4. Position of the Board of Directors; Fairness of the Offer -- Fairness of the Offer is incorporated herein by reference.

(d) Unaffiliated Representative. The Board of Directors has not retained an unaffiliated representative to act solely on behalf of unaffiliated stockholders for purposes of negotiating the terms of the Offer and/or preparing a report concerning the fairness of the Offer. The information set forth in the Offer to Purchase under INFORMATION ABOUT ZONAGEN AND ITS SECURITIES - Section 14. Information About Zonagen is incorporated herein by reference.

(e) Approval of Directors. The Offer was approved by a majority of the directors of the Company who are not employees of the Company. The information set forth in the Offer to Purchase under SPECIAL FACTORS - Section 2. Background and Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer -- Background and Purpose of the Offer and under SPECIAL FACTORS -
Section 4. Position of the Board of Directors; Fairness of the Offer -- Position of the Board of Directors is incorporated herein by reference.

(f) Other Offers. The information set forth in the Offer to Purchase under SPECIAL FACTORS - Section 2. Background and Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer and under SPECIAL FACTORS - Section 4. Position of the Board of Directors; Fairness of the Offer is incorporated herein by reference.

SCHEDULE 13E-3, ITEM 9. REPORTS, APPRAISALS, OPINIONS, AND NEGOTIATIONS. (a) Report, Opinion or Appraisal. The Company did not receive any report, opinion or appraisal from an outside party in connection with the Offer. The information set forth in the Offer to Purchase under SPECIAL FACTORS - Section 5. Reports, Opinions, and Appraisals is incorporated herein by reference.

(b) Preparer and Summary of the Report, Opinion or Appraisal. Not applicable.

(c) Availability of Documents. Not applicable.

SCHEDULE 13E-3, ITEM 12. THE SOLICITATION OR RECOMMENDATION.

(d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Offer to Purchase under SPECIAL FACTORS - Section 4. Position of the Board of Directors; Fairness of the Offer -- Interests of Certain Persons in the Offer is incorporated herein by reference.

(e) Recommendations of Others. The information contained in the Offer to Purchase under SPECIAL FACTORS - Section 4. Position of the Board of Directors; Fairness of the Offer -- Position of the Board of Directors and under SPECIAL FACTORS - Section 4. Position of the Board of Directors; Fairness of the Offer -- Interests of Certain Persons in the Offer is incorporated herein by reference.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         SCHEDULE TO AND SCHEDULE 13E-3

                                         ZONAGEN, INC.

                                         By: /s/ Joseph Podolski
                                             -----------------------------------
                                         Name:  Joseph Podolski
                                         Title: President and Chief
                                                Executive Officer

                                         Dated: November 19, 2003


                                  EXHIBIT INDEX


EXHIBIT NUMBER    DESCRIPTION

(a)(1)(A) Offer to Purchase dated November 19, 2003.

(a)(1)(B) Letter of Transmittal.

(a)(1)(C) Notice of Guaranteed Delivery of Shares of Common Stock.

(a)(1)(D) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E) Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (included in Exhibit (a)(1)(B) herewith).

(a)(2) Not Applicable.

(a)(3)(A) Offer to Purchase dated November 19, 2003 (filed herewith as Exhibit
(a)(1)(A)).

(a)(3)(B) Letter of Transmittal (filed herewith as Exhibit (a)(1)(B)).

(a)(4) Not Applicable.

(a)(5)(A) Text of press release issued by Zonagen, Inc. dated November 3, 2003 (incorporated by reference to Zonagen's Schedule TO-C filed on November 4, 2003 (SEC file no. 005-52909)).

(a)(5)(B) Text of press release issued by Zonagen, Inc. dated October 17, 2003 (incorporated by reference to Zonagen's Schedule TO-C filed on October 17, 2003 (SEC file no. 005-52909)).

(a)(5)(C) Text of press release issued by Zonagen, Inc. dated November 19, 2003.

(a)(5)(D) SBIR - Final Report; Antiprogestins in the Cynomolgus Endometrium dated December 12, 2000.

(a)(5)(E) Revised Application to SBIR regarding antiestrogens for treatment of breast cancer, March 2001.

(b) Not Applicable.

(c) Not Applicable.

(d)(A) Zonagen, Inc. 2000 Non-Employee Directors' Stock Option Plan (incorporated by reference to Appendix B of Zonagen's Definitive Proxy Statement filed on April 26, 2000 (SEC file no. 001-15281)).

(d)(B) Zonagen, Inc. First Amendment to 2000 Non-Employee Directors' Stock Option Plan (incorporated by reference to Exhibit 10.21 of Zonagen's 10-K filed on April 2, 2001 (SEC file no. 001-15281)).

(d)(C) Zonagen, Inc. Second Amendment to 2000 Non-Employee Directors' Stock Option Plan (incorporated by reference to Exhibit 10.6 of Zonagen's 10-K filed on April 10, 2003 (SEC file no. 001-15281)).

(d)(D) Zonagen, Inc. Amended and Restated 1993 Employee and Consultant Stock Option Plan (incorporated by reference to Exhibit 10.3 of Zonagen's Registration Statement on Form SB-2 (No. 33-57728-FW), as amended).

(d)(E) Zonagen, Inc. First Amendment to the Zonagen, Inc. Amended and Restated 1993 Employee and Consultant Stock Option Plan (incorporated by reference to
Exhibit 10.22 of Zonagen's 10-K filed on March 30, 2000 (SEC file no.
001-15281)).

(d)(F) Zonagen, Inc. 1996 Non-Employee Directors' Stock Option Plan (incorporated by reference to Exhibit 10.1 of Zonagen's 10-Q filed on August 5, 1997 (SEC file no. 000-21198)).

(d)(G) Zonagen, Inc. Employment Agreement with Joseph S. Podolski (incorporated by reference to Exhibit 10.5 of Zonagen's Registration Statement on Form SB-2 (No. 33-57728-FW), as amended).

(d)(H) Zonagen, Inc. First Amendment to Employment Agreement with Joseph S. Podolski (incorporated by reference to Exhibit 10.1 of Zonagen's 10-Q filed on May 15, 2001 (SEC file no. 001-15281)).

(d)(I) Zonagen, Inc. Second Amendment to Employment Agreement with Joseph S. Podolski (incorporated by reference to Exhibit 10.17 of Zonagen's 10-K filed on April 10, 2003 (SEC file no. 001-15281)).

(d)(J) Zonagen, Inc. Employment Agreement with Louis Ploth, Jr. (incorporated by reference to Exhibit 10.5 of Zonagen's 10-K filed on March 30, 2000 (SEC file no. 001-15281)).

(d)(K) Zonagen, Inc. First Amendment to Employment Agreement with Louis Ploth, Jr. (incorporated by reference to Exhibit 10.7 of Zonagen's 10-K filed on April 2, 2001 (SEC file no. 001-15281)).

(d)(L) Zonagen, Inc. Second Amendment to Employment Agreement with Louis Ploth, Jr. (incorporated by reference to Exhibit 10.18 of Zonagen's 10-K filed on April 10, 2003 (SEC file no. 001-15281)).

(f) Not Applicable.

(g) Not Applicable.

(h) Not Applicable.